 Exhibit (a)(1)(E)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated November 13, 2024 (the “Offer to Purchase”), and the related Letter of Transmittal and any amendments or supplements to the Offer to Purchase or Letter of Transmittal and, other than as described below, is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any U.S. or foreign jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, the Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
Notice of Offer to Purchase
All Outstanding Shares of Common Stock
of
Lumos Pharma, Inc.
at
a price per Share of (i) $4.25 in cash, without interest (such amount per Share, the “Cash Consideration”), plus (ii) one non-transferable, unsecured contingent value right, which represents the right to receive additional contingent cash consideration payable upon achievement of certain milestones (a “CVR” and each CVR together with the Cash Consideration, the “Offer Price”)
by
DPV MergerSub, Inc.
a wholly-owned subsidiary of
DPV Parent, Inc.
a wholly-owned subsidiary of
Double Point Ventures LLC
DPV MergerSub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of DPV Parent, Inc., a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Double Point Ventures LLC, a Delaware limited liability company (“DPV”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (collectively, the “Shares” and each, a “Share”), of Lumos Pharma, Inc., a Delaware corporation (“Lumos”), at a price per Share of (i) $4.25 in cash, without interest and less applicable tax withdholdings (such amount per Share, the “Cash Consideration”), plus (ii) one non-transferable, unsecured contingent value right, which represents the right to receive additional contingent cash consideration payable upon achievement of certain milestones (a “CVR” and each CVR together with the Cash Consideration, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 13, 2024 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”).
There is a risk that you may receive no payments under the CVRs. Therefore, in making a decision to tender your Shares, you should understand that if the CVR does not generate any payments, the only consideration that you would receive in the Offer is the $4.25 per Share that is being offered as the Cash Consideration under the Offer.
Tendering stockholders whose Shares are registered in their own names and who tender directly to Computershare Inc., which is acting as the depositary in connection with the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions to the Depositary or Georgeson LLC, which is acting as the information agent in connection with the Offer (the “Information Agent”), or, except as set forth in the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. However, U.S. federal income tax backup withholding may be required with respect to Shares unless an exemption applies and is properly demonstrated to the Depositary or other paying agent or unless the required taxpayer identification information and certain other certifications are provided to the Depositary or other paying agent. See the section titled “Important Tax Information” of the Letter of Transmittal. Stockholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges any service fees. The Purchaser will pay the fees and expenses incurred by the Depositary and the Information Agent in connection with the Offer. The Purchaser is offering to purchase all the Shares as a first step in acquiring the entire equity interest in Lumos. As soon as practicable following the acceptance of Shares for payment in the Offer, DPV, DPV Parent, the Purchaser and Lumos will complete the Merger (as defined below) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), without a vote of Lumos’s stockholders.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M. (NEW YORK CITY TIME), ON DECEMBER 11, 2024, UNLESS THE OFFER IS EXTENDED.
There is no financing condition to the Offer. The Offer, and the obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer, is conditioned on there being validly tendered and not validly withdrawn before the expiration of the Offer that number of Shares that, together with the Shares, if any, then beneficially owned by DPV Parent or any of its subsidiaries, would represent at least one Share more than 50% of the number of Shares that are then outstanding (the “Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions described in the Offer to Purchase, including, among other conditions, that the Merger Agreement (as defined below) has not been terminated in accordance with its terms. See Section 14 — “Conditions of the Offer” of the Offer to Purchase for a description of the conditions to the Offer.
The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 22, 2024 (the “Merger Agreement”), by and among DPV, DPV Parent, the Purchaser and Lumos. Pursuant to the Merger Agreement, as soon as practicable after the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger (as defined below), the Purchaser will be merged with and into Lumos without a vote of the stockholders of Lumos in accordance with Section 251(h) of the DGCL, with Lumos continuing as the surviving corporation of the Merger (the “Merger”). At the effective time of the Merger as a wholly owned subsidiary of DPV Parent, each Share then issued and outstanding (other than (i) Shares held in the treasury of Lumos or owned, directly or indirectly, by DPV Parent or the Purchaser immediately prior to the effective time of the Merger, which shall automatically be canceled for no consideration and (ii) Shares owned by Lumos’s stockholders who are entitled to demand and properly demand appraisal of such Shares pursuant to Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Offer Price, but instead, at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to appraisal under Section 262 of the DGCL. For a detailed description of the Merger Agreement, see Section 13 — “The Merger Agreement; Other Agreements” of the Offer to Purchase.
Concurrently with the execution and delivery of the Merger Agreement and as an inducement to DPV Parent and the Purchaser to enter into the Merger Agreement, DPV Parent and the Purchaser executed Tender and Support Agreements, dated as of October 22, 2024, with certain shareholders of Lumos, pursuant to which such shareholders have agreed to validly tender (and not to withdraw) approximately 17.7% of the Shares in the Offer.

The board of directors of Lumos unanimously: (i) determined that the Merger Agreement, the Offer, the Merger, the CVR Agreement (as described in the Offer to Purchase) and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Lumos and its stockholders, (ii) subject to the terms of the Merger Agreement, approved and declared advisable the Merger Agreement and the transaction contemplated thereby, including the Offer and the Merger, and resolved that the Merger be governed by Section 251(h) of the DGCL; (iii) recommended that Lumos’s stockholders accept the Offer and tender their Shares pursuant to the Offer, upon the terms and subject to the conditions set forth therein; and (iv) approved the Merger Agreement and the transactions contemplated thereby for purposes of Section 203 of the DGCL.
For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders whose Shares have been accepted for payment. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, the Purchaser’s obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Under no circumstances will interest be paid on the Offer Price by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.
In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of (i) certificates for the Shares (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 3 — “Procedure for Tendering Shares” of the Offer to Purchase, an Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or the Depositary. Tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.
Subject to the terms of the Merger Agreement, DPV Parent and the Purchaser may, at any time and from time to time before the Expiration Date (as defined in the Offer to Purchase), increase the Offer Price, waive any condition to the Offer or modify any of the other terms or conditions of the Offer that are not inconsistent with the terms of the Merger Agreement, except that, unless otherwise provided in the Merger Agreement, DPV Parent and the Purchaser may not, without the consent of Lumos: (i) reduce the Offer Price, (ii) change the form of consideration payable in the Offer (other than by adding consideration), (iii) reduce the number of Shares subject to the Offer, (iv) add to the Offer conditions, (v) waive or change the Minimum Condition, (vi) impose conditions to the Purchaser’s obligation to consummate the Offer in addition to the conditions described in Section 14 — “Conditions to the Offer” in the Offer to Purchase, (vii) except as required or permitted by the Merger Agreement, terminate the Offer or accelerate, extend or otherwise change the Expiration Date of the Offer, (viii) amend or modify any condition to the Offer or any term of the Offer in a manner that is, or would reasonably be expected to be, adverse to the holders of the Shares, or that would reasonably be expected to prevent or materially delay the consummation of the Offer or (ix) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.
Subject to the terms of the Merger Agreement and applicable law, the Purchaser may extend the Offer by giving oral or written notice of the extension to the Depositary and publicly announcing the extension by issuing a press release no later than 9:00 a.m., New York City time, on the first business day following the Expiration Date. The Purchaser is required by the Merger Agreement to extend the Offer (i) for successive periods of up to 10 business days each until and including, February 19, 2025, (the “Outside Date”) if at the expiration of the Offer any of the conditions of the Offer have not been satisfied or waived, and (ii) for the minimum period or periods required by applicable law, interpretation or position of the Securities and Exchange Commission (or its staff) or the NASDAQ Global Market (or its staff). See Section 13 — “The Merger Agreement; Other Agreements” of the Offer to Purchase. The Purchaser is not required to extend the Offer beyond the applicable Outside Date.

If, at the Expiration Date, all of the conditions to the Offer have been satisfied or waived, the Purchaser will accept for payment and thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Expiration Date or as soon as practicable following the valid tender thereof. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, DPV Parent, the Purchaser and Lumos will cause the Merger to become effective as soon as practicable after the acceptance of Shares for payment in the Offer, without a vote of the stockholders of Lumos, in accordance with Section 251(h) of the DGCL.
Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time on or before the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Exchange Act, the Shares may be withdrawn at any time after January 12, 2025, which is the 60th day after the date of the Offer, unless, prior to that date, the Purchaser has accepted for payment the Shares tendered in the Offer. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase). If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3 — “Procedure for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tendered Shares may not be rescinded, and any Shares validly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following the procedures described in Section 3 — “Procedure for Tendering Shares” of the Offer to Purchase at any time before the Expiration Date. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be resolved by the Purchaser, subject to applicable law and the rules, regulations, interpretations and positions of the Securities and Exchange Commission and its staff.
In general, the receipt of cash and CVRs in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. For a more complete description of the material U.S. federal income tax consequences of the Offer and the Merger, including matters pertinent to non-U.S. stockholders, see Section 5 — “Material U.S. Federal Income Tax Consequences” of the Offer to Purchase. Stockholders should consult with their tax advisors as to the particular U.S. federal income tax consequences of the Offer and the Merger to them, as well as tax consequences under any other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws or under any applicable income tax treaty.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
Lumos has agreed to provide the Purchaser with Lumos’s stockholder lists and security position listings for the purpose of disseminating the Offer to Purchase (and related documents) to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed by or on behalf of the Purchaser to record holders of Shares and will be furnished by or on behalf of the Purchaser to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Lumos’s stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.
The Offer to Purchase and the Letter of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the Offer. Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Requests for copies of the Offer to Purchase, Letter of Transmittal and other tender offer documents may be directed to the Information Agent at its address and telephone number set forth below, and copies will be furnished promptly at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and the Information Agent) for soliciting tenders of Shares in the Offer.
The Information Agent for the Offer is:
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Call Toll-Free (866) 308-8747
Or Email: lumos@georgeson.com
November 13, 2024